Exhibit (d)(10)(ii)

AMENDMENT TO INVESTMENT SUBADVISORY AGREEMENT

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 2 TO THE INVESTMENT SUBADVISORY AGREEMENT

(Brighthouse/Franklin Low Duration Total Return Portfolio)

This Amendment No. 2 to the Investment Subdvisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and Franklin Templeton Distributors, Inc. (the “Subadviser”) with respect to Brighthouse/Franklin Low Duration Total Return Portfolio, a series of Brighthouse Funds Trust I, is entered into effective as of December 1, 2020.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A is amended in whole to read as follows:

Percentage of average daily net assets:

Brighthouse/Franklin Low Duration	0.180% of the first $150M
Total Return Portfolio	0.150% of the next $350M
0.100% of the next $500M
0.080% of the excess over $1B

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, each of the Parties has caused its duly authorized officers to execute this Amendment effective as of December 1st, 2020.

By:	/s/ Kristi Slavin
Name:	Kristi Slavin
Title:	President, Brighthouse Investment Advisers, LLC

By:	/s/ Edward D. Perks
Name:	Edward D. Perks, CFA
Title:	President, Chief Investment Officer, Franklin Advisers, Inc.